Consolidated Statements of Operations

	For the three months		For the nine months ended
	ended September 30		September 30
(Canadian $ in millions unless otherwise stated and per share data, unaudited)	2003	2002	2003	2002

Revenue
Premium income	$2,459	$2,826	$7,897	$8,014
Investment income	1,126	1,031	3,397	3,072
Other revenue	394	378	1,127	1,126

Total revenue	$3,979	$4,235	$12,421	$12,212

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$735	$885	$2,261	$2,505
Maturity and surrender benefits	676	940	2,421	3,140
Annuity payments	311	341	933	987
Policyholder dividends and experience rating refunds	233	239	660	685
Net transfers to (from) segregated funds	241	(112)	607	494
Change in actuarial liabilities	245	554	976	99
General expenses	603	596	1,866	1,801
Commissions	319	282	944	896
Interest expense	65	67	190	180
Premium taxes	27	28	87	84
Non-controlling interest in subsidiaries	20	17	58	55
Trust preferred securities issued by subsidiaries	15	16	45	49

Total policy benefits and expenses	$3,490	$3,853	$11,048	$10,975

Income before income taxes	$489	$382	$1,373	$1,237
Income taxes	(94)	(58)	(253)	(236)

Net income	$395	$324	$1,120	$1,001

Net income (loss) attributed to participating policyholders	$(1)	$(3)	$2	$(5)

Net income attributed to shareholders	$396	$327	$1,118	$1,006
Preferred share dividends	4	—	4	—

Net income available to common shareholders	$392	$327	$1,114	$1,006

Weighted average number of common shares outstanding (in millions)	463	474	463	480
Weighted average number of diluted common shares outstanding (in millions)	466	477	466	483
Basic earnings per common share	$0.85	$0.69	$2.41	$2.10
Diluted earnings per common share	$0.84	$0.69	$2.40	$2.08

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Balance Sheets

		September 30	December 31	September 30
(Canadian $ in millions, unaudited) As at		2003	2002	2002

ASSETS	Invested assets
	Bonds	$44,204	$46,677	$47,515
	Mortgages	10,150	9,294	8,685
	Stocks	6,353	6,898	7,017
	Real estate	3,845	3,570	3,526
	Policy loans	4,515	4,939	4,910
	Cash and short-term investments	4,547	5,143	3,854
	Bank loans	812	566	516
	Other investments	816	475	384

	Total invested assets	$75,242	$77,562	$76,407

	Other assets
	Accrued investment income	$944	$1,010	$1,036
	Outstanding premiums	515	558	816
	Future income taxes	—	132	238
	Goodwill	584	634	625
	Miscellaneous	1,126	1,299	1,371

	Total other assets	$3,169	$3,633	$4,086

	Total assets	$78,411	$81,195	$80,493

	Segregated fund net assets	$65,385	$58,831	$53,966

LIABILITIES AND EQUITY	Actuarial liabilities	$52,490	$56,397	$56,031
	Benefits payable and provision for unreported claims	2,293	2,693	2,609
	Policyholder amounts on deposit	2,545	2,835	2,823
	Deferred realized net gains	3,434	3,297	3,288
	Banking deposits	2,223	1,437	1,355
	Future income taxes	51	—	—
	Other liabilities	3,019	2,499	2,536

		$66,055	$69,158	$68,642
	Subordinated debt	1,351	1,436	1,433
	Non-controlling interest in subsidiaries	1,057	1,059	1,074
	Trust preferred securities issued by subsidiaries	665	794	781
	Equity
	Participating policyholders’ equity	94	92	95
	Shareholders’ equity
	Preferred shares (note 3)	344	—	—
	Common shares	599	596	600
	Contributed surplus	11	—	—
	Shareholders’ retained earnings	8,235	8,060	7,868

	Total equity	$9,283	$8,748	$8,563

	Total liabilities and equity	$78,411	$81,195	$80,493

	Segregated fund net liabilities	$65,385	$58,831	$53,966

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Equity

(Canadian $ in millions, unaudited)	Participating
For the nine months ended September 30	Policyholders	Shareholders	2003	2002

Preferred shares
Balance, January 1	$—	$—	$—	$—
Preferred shares issued (note 3)	—	350	350	—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, September 30	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$596	$596	$614
Common shares issued on exercise of options	—	3	3	7
Purchase and cancellation of common shares	—	—	—	(21)

Balance, September 30	$—	$599	$599	$600

Contributed surplus
Balance, January 1	$—	$—	$—	$—
Change during the period	—	11	11	—

Balance, September 30	$—	$11	$11	$—

Operating retained earnings
Balance, January 1	$92	$7,723	$7,815	$7,392
Net income	2	1,118	1,120	1,001
Preferred share dividends	—	(4)	(4)	—
Common share dividends	—	(264)	(264)	(202)
Purchase and cancellation of common shares	—	—	—	(575)
Transfer of participating policyholders’ retained earnings from acquisition	—	—	—	38

Balance, September 30	$94	$8,573	$8,667	$7,654

Currency translation account
Balance, January 1	$—	$337	$337	$287
Change during the period	—	(675)	(675)	22

Balance, September 30	$—	$(338)	$(338)	$309

Total retained earnings	$94	$8,235	$8,329	$7,963

Total equity	$94	$9,189	$9,283	$8,563

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the three months ended		For the nine months ended
		September 30		September 30

(Canadian $ in millions, unaudited)		2003	2002	2003	2002

	Operating activities
	Operating cash inflows
	Premiums and annuity considerations	$2,406	$2,556	$7,940	$7,681
	Investment income received	939	919	3,168	3,022
	Other revenue	394	378	1,127	1,126

	Total operating cash inflows	$3,739	$3,853	$12,235	$11,829

	Operating cash outflows
	Benefit payments	$1,689	$1,920	$6,015	$6,440
	Insurance expenses and taxes	1,061	1,001	3,204	2,974
	Dividends paid to policyholders	233	239	660	685
	Net transfers to (from) segregated funds	241	(112)	607	494
	Change in other assets and liabilities	(176)	399	(800)	256

	Total operating cash outflows	$3,048	$3,447	$9,686	$10,849

	Cash provided by operating activities	$691	$406	$2,549	$980

	Investing activities
	Purchases and mortgage advances	$(12,001)	$(9,449)	$(31,712)	$(33,719)
	Disposals and repayments	9,837	9,168	27,565	32,004
	Cash received from acquisition of business, net of cash paid	—	—	—	(103)

	Cash used in investing activities	$(2,164)	$(281)	$(4,147)	$(1,818)

	Financing activities
	Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(223)	$(62)	$547	$(227)
	Banking deposits, net	334	40	786	586
	Preferred shareholder dividends	(4)	—	(4)	—
	Common shareholder dividends	(97)	(67)	(264)	(202)
	Borrowed (repaid) funds, net	(1)	(1)	(2)	(2)
	Common shares issued on exercise of options	1	1	3	7
	Purchase and cancellation of common shares	—	(596)	—	(596)
	Preferred shares issued, net (note 3)	—	—	344	—

	Cash provided by (used in) financing activities	$10	$(685)	$1,410	$(434)

	Cash and short-term investments
	Decrease during the period	$(1,463)	$(560)	$(188)	$(1,272)
	Currency impact on cash and short-term investments	35	118	(474)	93
	Balance, beginning of period	5,674	4,024	4,908	4,761

	Balance, September 30	$4,246	$3,582	$4,246	$3,582

Composition of cash and short-term investments	Beginning of period
	Gross cash and short-term investments	$5,899	$4,248	$5,143	$4,995
	Net payments in transit, included in other liabilities	(225)	(224)	(235)	(234)

	Net cash and short-term investments, beginning of period	$5,674	$4,024	$4,908	$4,761

	End of period
	Gross cash and short-term investments	$4,547	$3,854	$4,547	$3,854
	Net payments in transit, included in other liabilities	(301)	(272)	(301)	(272)

	Net cash and short-term investments, September 30	$4,246	$3,582	$4,246	$3,582

The accompanying notes are an integral part of these interim consolidated financial statements.

Segregated Funds
Consolidated Statements of Net Assets

	September 30	December 31	September 30
(Canadian $ in millions, unaudited) As at	2003	2002	2002

Investments, at market values
Bonds	$5,153	$3,698	$2,693
Stocks	56,725	51,014	46,499
Mortgages	—	26	10
Cash and short-term investments	3,479	4,119	4,823
Accrued investment income	14	10	10
Other assets (liabilities), net	14	(36)	(69)

Total segregated fund net assets	$65,385	$58,831	$53,966

Composition of segregated fund net assets:
Held by Policyholders	$65,086	$58,450	$53,563
Held by the Company	299	381	403

Total segregated fund net assets	$65,385	$58,831	$53,966

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months ended		For the nine months ended
	September 30		September 30

(Canadian $ in millions, unaudited)	2003	2002	2003	2002

Additions
Deposits from policyholders	$4,232	$3,758	$12,935	$12,867
Net realized and unrealized investment gains (losses)	1,871	(6,967)	5,810	(12,987)
Interest and dividends	263	252	932	883
Net transfers from (to) general fund	241	(112)	607	494
Funds assumed and acquired	—	—	—	40
Currency revaluation	(176)	2,035	(7,648)	(281)

Total additions (reductions)	$6,431	$(1,034)	$12,636	$1,016

Deductions
Payments to policyholders	$1,782	$1,696	$5,437	$5,600
Management and administrative fees	230	210	645	656

Total deductions	$2,012	$1,906	$6,082	$6,256

Net addition (reduction) to segregated funds for the period	$4,419	$(2,940)	$6,554	$(5,240)
Segregated fund net assets, beginning of period	60,966	56,906	58,831	59,206

Segregated fund net assets, September 30	$65,385	$53,966	$65,385	$53,966

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

•     N O T E 1 Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2002 Annual Report and should be read in conjunction with the 2002 Annual Report.

•     N O T E 2 New and Future Accounting Changes

The Canadian Institute of Chartered Accountants issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not have a significant impact on the Company’s financial position or results of operations.

•     N O T E 3 Preferred Share Issuance

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per share. With regulatory approval, the shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder to MFC common shares, subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

•     N O T E 4 Stock-Based Compensation

Effective January 1, 2003, the Company (MFC and its subsidiaries) changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $4 and $10 during the three and nine months ended September 30, 2003, respectively.

As at September 30, 2003, there were 14 million outstanding stock options and deferred share units.

During the first quarter, the Company established a new Restricted Share Unit (“RSU”) plan and granted 969 thousand RSUs to certain eligible employees. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares at the time the RSUs vest. RSUs vest and are paid out in three years and the related compensation expense is recognized over the period. Compensation expense related to RSUs was $3 and $7 for the three and nine months ended September 30, 2003, respectively.

•     N O T E 5 Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company’s business segments include the U.S., Canadian, Asian, Japan and Reinsurance divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By segment

For the three months ended	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
September 30, 2003	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$509	$649	$381	$279	$185	$—	$2,003
Annuities and pensions	269	164	23	—	—	—	456

Total premium income	$778	$813	$404	$279	$185	$—	$2,459
Investment income	437	488	87	43	55	16	1,126
Other revenue	263	72	35	8	9	7	394

Total revenue	$1,478	$1,373	$526	$330	$249	$23	$3,979

Interest expense	$3	$24	$10	$1	$1	$26	$65

Income (loss) before income taxes	$167	$176	$92	$35	$52	$(33)	$489
Income taxes	(47)	(45)	(5)	(7)	(11)	21	(94)

Net income (loss)	$120	$131	$87	$28	$41	$(12)	$395

Segregated fund deposits	$3,300	$454	$257	$221	$—	$—	$4,232

As at September 30, 2003
Actuarial liabilities	$20,098	$18,880	$4,039	$8,099	$874	$500	$52,490

Funds under management
General fund	$23,633	$26,853	$6,256	$10,872	$3,669	$7,128	$78,411
Segregated funds	51,787	9,569	3,063	966	—	—	65,385
Mutual funds	—	1,552	1,464	—	—	—	3,016
Other managed funds	—	—	1,823	—	—	2,205	4,028

By geographic location

For the three months ended
September 30, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$573	$659	$660	$111	$2,003
Annuities and pensions	269	164	23	—	456

Total premium income	$842	$823	$683	$111	$2,459
Investment income	470	514	130	12	1,126
Other revenue	270	75	45	4	394

Total revenue	$1,582	$1,412	$858	$127	$3,979

By segment

For the three months ended	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
September 30, 2002	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$466	$622	$369	$373	$331	$—	$2,161
Annuities and pensions	458	185	22	—	—	—	665

Total premium income	$924	$807	$391	$373	$331	$—	$2,826
Investment income	451	378	76	47	58	21	1,031
Other revenue	251	79	26	9	8	5	378

Total revenue	$1,626	$1,264	$493	$429	$397	$26	$4,235

Interest expense	$8	$18	$12	$1	$1	$27	$67

Income (loss) before income taxes	$158	$102	$72	$37	$51	$(38)	$382
Income taxes	(42)	(19)	(1)	(10)	(9)	23	(58)

Net income (loss)	$116	$83	$71	$27	$42	$(15)	$324

Segregated fund deposits	$3,200	$268	$254	$36	$—	$—	$3,758

As at September 30, 2002
Actuarial liabilities	$22,401	$18,423	$4,211	$9,817	$1,072	$107	$56,031

Funds under management
General fund	$26,138	$24,423	$6,225	$13,151	$4,333	$6,223	$80,493
Segregated funds	43,155	8,140	2,191	480	—	—	53,966
Mutual funds	—	1,259	729	—	—	—	1,988
Other managed funds	—	—	700	—	—	2,101	2,801

By geographic location

For the three months ended
September 30, 2002	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$552	$634	$742	$233	$2,161
Annuities and pensions	458	185	22	—	665

Total premium income	$1,010	$819	$764	$233	$2,826
Investment income	479	409	123	20	1,031
Other revenue	256	79	37	6	378

Total revenue	$1,745	$1,307	$924	$259	$4,235

By segment

For the nine months ended	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
September 30, 2003	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,508	$1,940	$1,099	$944	$545	$—	$6,036
Annuities and pensions	1,148	641	72	—	—	—	1,861

Total premium income	$2,656	$2,581	$1,171	$944	$545	$—	$7,897
Investment income	1,330	1,381	250	111	170	155	3,397
Other revenue	750	207	96	20	34	20	1,127

Total revenue	$4,736	$4,169	$1,517	$1,075	$749	$175	$12,421

Interest expense	$11	$64	$31	$2	$3	$79	$190

Income (loss) before income taxes	$463	$457	$235	$97	$194	$(73)	$1,373
Income taxes	(125)	(109)	(12)	(19)	(45)	57	(253)

Net income (loss)	$338	$348	$223	$78	$149	$(16)	$1,120

Segregated fund deposits	$10,331	$1,301	$742	$535	$—	$—	$12,909

By geographic location

For the nine months ended
September 30, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$1,714	$1,986	$2,043	$293	$6,036
Annuities and pensions	1,148	641	72	—	1,861

Total premium income	$2,862	$2,627	$2,115	$293	$7,897
Investment income	1,429	1,569	361	38	3,397
Other revenue	771	214	121	21	1,127

Total revenue	$5,062	$4,410	$2,597	$352	$12,421

By segment

For the nine months ended	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
September 30, 2002	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,441	$1,841	$1,027	$1,096	$791	$—	$6,196
Annuities and pensions	1,219	526	73	—	—	—	1,818

Total premium income	$2,660	$2,367	$1,100	$1,096	$791	$—	$8,014
Investment income	1,308	1,167	250	50	165	132	3,072
Other revenue	754	223	79	23	31	16	1,126

Total revenue	$4,722	$3,757	$1,429	$1,169	$987	$148	$12,212

Interest expense	$15	$45	$33	$3	$1	$83	$180

Income (loss) before income taxes	$469	$347	$189	$128	$173	$(69)	$1,237
Income taxes	(124)	(77)	(4)	(43)	(41)	53	(236)

Net income (loss)	$345	$270	$185	$85	$132	$(16)	$1,001

Segregated fund deposits	$10,752	$953	$753	$409	$—	$—	$12,867

By geographic location

For the nine months ended
September 30, 2002	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$1,694	$1,875	$2,123	$504	$6,196
Annuities and pensions	1,219	526	73	—	1,818

Total premium income	$2,913	$2,401	$2,196	$504	$8,014
Investment income	1,379	1,344	300	49	3,072
Other revenue	770	223	108	25	1,126

Total revenue	$5,062	$3,968	$2,604	$578	$12,212

•	N O T E 6 Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The following is a summary of such material differences:

a) Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income and equity:

	Net income		Equity

As at and for the nine months ended September 30	2003	2002	2003	2002

Net income and equity determined in accordance with Canadian GAAP	$1,120	$1,001	$9,283	$8,563
Bonds	364	177	1,779	1,367
Mortgages	33	45	(22)	(59)
Stocks	(26)	(628)	325	822
Real estate	(81)	(19)	(838)	(806)
Actuarial liabilities	(724)	(722)	(6,578)	(6,703)
Deferred acquisition costs	612	720	7,222	7,009
Deferred revenue	(104)	(106)	(676)	(571)
Future income taxes	(19)	108	(269)	(190)
Derivative instruments and hedging activities	5	4	32	(23)
Other reconciling items	(24)	33	229	279
Reclassification of preferred shares	—	—	(344)	—

Net income and equity, excluding accumulated other comprehensive income, determined in accordance with U.S. GAAP	$1,156	$613	$10,143	$9,688

b) Condensed consolidated balance sheets:
The significant valuation, income recognition and presentation differences between Canadian and U.S. GAAP impact the Consolidated Balance Sheets as follows:

	2003		2002

	Canadian	U.S.	Canadian	U.S.
As at September 30	GAAP	GAAP	GAAP	GAAP

Assets
Bonds	$44,204	$47,492	$47,515	$50,713
Mortgages	10,150	10,090	8,685	8,557
Stocks	6,353	6,091	7,017	5,522
Real estate	3,845	2,918	3,526	2,618
Policy loans	4,515	4,515	4,910	4,910
Cash and short-term investments	4,547	4,547	3,854	3,854
Other investments	1,628	1,522	900	712

Total invested assets	$75,242	$77,175	$76,407	$76,886

Other assets
Accrued investment income	$944	$944	$1,036	$1,036
Outstanding premiums	515	515	816	816
Deferred acquisition costs	—	6,770	—	6,620
Future income taxes (1)	—	—	238	—
Reinsurance deposits and amounts recoverable	—	1,792	—	2,491
Miscellaneous	1,710	1,884	1,996	2,351

Total other assets	$3,169	$11,905	$4,086	$13,314

	$78,411	$89,080	$80,493	$90,200
Segregated funds net assets (2)	—	65,385	—	53,966

Total assets	$78,411	$154,465	$80,493	$144,166

Segregated fund net assets (2)	$65,385	—	$53,966	—

Liabilities and equity
Actuarial liabilities	$52,490	$61,447	$56,031	$65,517
Other policy-related benefits	4,838	5,460	5,432	5,901
Future income taxes (1)	—	852	—	847
Deferred realized net gains	3,434	—	3,288	—
Banking deposits	2,223	2,223	1,355	1,355
Other liabilities	3,070	3,863	2,536	3,214

	$66,055	$73,845	$68,642	$76,834
Subordinated debt	1,351	1,351	1,433	1,433
Non-controlling interest in subsidiaries	1,057	1,059	1,074	1,098
Trust preferred securities issued by subsidiaries	665	665	781	781
Segregated funds net liabilities (2)	—	65,385	—	53,966
Preferred shares	344	344	—	—
Common shares and retained earnings	8,939	10,143	8,563	9,688
Accumulated effect of comprehensive income on equity	—	1,673	—	366

Total liabilities and equity	$78,411	$154,465	$80,493	$144,166

Segregated fund net liabilities (2)	$65,385	—	$53,966	—

(1)  U.S. GAAP terminology is deferred income taxes.

(2)  U.S. GAAP terminology is separate accounts.

c) Condensed consolidated statements of operations

The significant valuation, income recognition and presentation differences between Canadian and U.S. would impact the Consolidated Statements of Operations as follows:

	2003		2002

	Canadian	U.S.	Canadian	U.S.
For the nine months ended September 30	GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	$7,897	$4,567	$8,014	$5,076
Fee income	—	1,484	—	1,397
Investment income	3,397	2,913	3,072	2,998
Realized investment gains (losses)	—	779	—	(346)
Other revenue	1,127	185	1,126	160

Total revenue	$12,421	$9,928	$12,212	$9,285

Policy benefits and expenses
Policyholder payments	$6,882	$4,781	$7,811	$5,361
Change in actuarial liabilities	976	986	99	720
General expenses	3,087	2,630	2,961	2,360
Non-controlling interest in subsidiaries	58	58	55	55
Trust preferred securities issued by subsidiaries	45	45	49	49

Total policy benefits and expenses	$11,048	$8,500	$10,975	$8,545

Income before income taxes	$1,373	$1,428	$1,237	$740
Income taxes	(253)	(272)	(236)	(127)

Net income	$1,120	$1,156	$1,001	$613

Weighted average number of common shares outstanding (in millions)		463		480
Weighted average number of diluted common shares outstanding (in millions)		466		483
Basic earnings per share		$2.50		$1.28
Diluted earnings per share		$2.48		$1.27

For the nine months ended and as at September 30, 2003, comprehensive income and equity were $724 (2002 – $(58)) and $11,816 (2002 – $10,054), respectively. For the nine months ended and as at September 30,2003, the pre-tax effect of unrealized gains and losses on available-for-sale stocks and bonds on comprehensive income and equity was $243 (2002 – $(242)) and $2,432 (2002 – $1,565), while other items, including deferred income taxes on the impact of the unrealized gains and losses totaled $(675) (2002 – $(429)) and $(759) (2002 – $(1,199)), respectively.

d) Newly issued accounting pronouncements

Statement of Position 03-1 - Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

In July, 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate account , gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.

SOP 03-1 will be effective for the Company’s financial statements on January 1, 2004. The Company is currently evaluating the impact of adopting SOP 03-1 on its consolidated financial statements.

Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150). SFAS No.150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that certain financial instruments be classified as liabilities on issuer balance sheets, including those instruments that are issued in shares and are mandatorily redeemable, those instruments that are not issued in shares but give the issuer an obligation to repurchase previously issued equity shares, and certain financial instruments that give the issuer the option of settling an obligation by issuing more equity shares. SFAS No. 150 is effective for all financial instruments issued into or modified after May 31, 2003. The adoption of SFAS No. 150 has resulted in the Company reclassifying its preferred shares out of shareholders’ equity, as the preferred shares are convertible into a variable number of common shares. Dividends paid on the preferred shares have been classified as interest expense.

FASB Interpretation 46—Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (FIN 46) which clarifies the consolidation accounting guidance in Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” (ARB No. 51) as it applies to certain entities in which equity investors which do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. This interpretation is effective immediately for variable interest entities created after January 31, 2003 and on January 1, 2004 for all other variable interest entities. The Company is currently evaluating the impact of this pronouncement for variable interest entities created before January 31, 2003.

FASB Derivative Implementation Group SFAS No. 133 Implementation Issue No. 36 — “Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument” (“DIG B36”)

In April 2003, the FASB’s Derivative Implementation Group (DIG) released DIG B36, which addresses whether SFAS No.133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The effective date of the implementation guidance is January 1, 2004. The Company has determined that certain of its reinsurance agreements contain embedded derivatives requiring bifurcation. The Company has not yet determined the fair value of the embedded derivatives or completed its evaluation of the pronouncement.

SFAS No. 148—Accounting for Stock -Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”, which is effective for fiscal years ending after December 31, 2002.

SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation which is an optional alternative method of accounting presented in SFAS No. 123, “Accounting for Stock Based Compensation.” The Company adopted the fair value provisions of SFAS No. 123 on January 1, 2003 and utilized the transition provisions described in SFAS No. 148, on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” was applied. Had the Company applied the fair value recognition provisions of SFAS No. 123, to all stock-based employee compensation, net income for the nine month period ended September 30, 2003 would have been reduced by $17 (2002 – $25). Basic and diluted earnings per common share for the nine month period ended September 30, 2003 would have decreased by $0.04 (2002 - $0.05), respectively.

•     N O T E 7 Proposed Business Combination with John Hancock Financial Services, Inc.

On September 28, 2003, the Company announced that it had entered an agreement with John Hancock Financial Services, Inc. (“JHF”) under which JHF will merge with a newly-formed wholly-owned subsidiary of MFC. In conjunction with this transaction, MFC expects to issue approximately 337 million common shares, subject to adjustment. The transaction is expected to close in the second quarter of 2004 and is subject to customary closing conditions, including the approval of the shareholders of JHF and the receipt of applicable regulatory approvals.

•     N O T E 8 Subsequent Event

On October 30, 2003, MFC received the acceptance from the Toronto Stock Exchange (the “Exchange”) of the company’s intention to make a normal course issuer bid to purchase up to 46 million common shares, representing approximately 9.9% of common shares issued and outstanding at that time. Purchases under the bid will be executed on the Exchange in the 12 months following the commencement of the bid on November 4, 2003. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

•     N O T E 9 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.